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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  Lofredo                James                      A.
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   (Last)               (First)                 (Middle)

 Millennium Chemicals Inc.
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                                    (Street)
 230 Half Mile Road

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   (City)               (State)                 (Zip)

 Red Bank                    NJ                   07701
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2. Issuer Name and Ticker or Trading Symbol

 Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     June 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          Vice President - Corporate Development
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock $0.01 par value/share                            V                                     539          I       401(k)(1)
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Common Stock $0.01 par value/share                                                               44,804          D       restricted
                                                                                                                         stock (2)
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Common Stock $0.01 par value/share                                                                3,408          D       (3)
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Common Stock $0.01 par value/share    4/01/98        P               25           A    33.9987                   I       (4)
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Common Stock $0.01 par value/share    4/15/98        P               21           A    34.038                    I       (4)
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Common Stock $0.01 par value/share    4/30/98        P               19           A    36.938                    I       (4)
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Common Stock $0.01 par value/share    5/15/98        P               22           A    32.749                    I       (4)
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Common Stock $0.01 par value/share    5/29/98        P               23           A    31.6875                   I       (4)
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Common Stock $0.01 par value/share    6/17/98        P               23           A    31.4375                   I       (4)
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Common Stock $0.01 par value/share    6/30/98        P               12           A    31.4686                   I       (4)
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Common Stock $0.01 par value/share                   P               46           A               4,640          I       (4)(5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of May 31, 1998, expressed as share equivalents. As of such date, approximately 98.58% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents shares of restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long Term Stock Incentive Plan as follows: (i) 11,201 shares which will vest in equal installments on October 8, 1999, 2000 and 2001, and (ii) 33,603 shares which may vest in equal installments on December 31, 1999, 2000 and 2001 subject to the achievement of performance goals based on a cash flow return on investment formula, 50% of which may be distributed upon vest and 50% of which may be distributed over a five-year period commencing on the date of vesting.

3. Includes 716 shares held in the name of the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of these shares.

4. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account on the specified transaction dates were acquired by the plan trustee at various times and prices, resulting in the average prices indicated in the "Price" column.

5. Reflects 46 shares allocated on 6/30/98 to the Reporting Person's account under the Issuer's Salary and Bonus Deferral Plan, reflecting the investment (at unknown times and prices) of dividends paid on shares held in such Plan.





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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.